January 21, 2021

VIA EDGAR TRANSMISSION

Jaea Hahn

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720 (the “Registrant”)

Dear Ms. Hahn:

On January 7, 2021, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of its series the Athena Behavioral Tactical Fund (the “Fund”). In a telephone conversation on January 15, 2021, you provided comments to the Proxy Statement to Kaylie Ruff. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Please consider explaining that AthenaInvest Advisors LLC (“AthenaInvest”) is currently serving as the adviser to the Fund because the previous adviser no longer wishes to continue as adviser. Supplementally, please explain why Princeton Fund Advisors, LLC (“Princeton”) no longer wishes to continue as the Fund’s adviser.

Response: Princeton no longer wished to serve as the Fund’s adviser as it was becoming uneconomical for them to do so given the Fund’s assets and operating expense limitation agreement.

The disclosure has been revised as follows:

On January 22, 2021, Athena began serving as the Fund’s adviser under the Interim Advisory Agreement as a result of the termination of the PFA Advisory Agreement.

Jaea Hahn January 21, 2021 Page 2

Comment 2: In the second paragraph of the “Background,” please note when Princeton indicated to the Trustees that it no longer wished to serve as the Fund’s adviser.

Response: The disclosure has been revised as follows:

Princeton had previously indicated to the Trustees that it no longer wished to serve as the Fund’s adviser in early December 2020.

Comment 3: In the third paragraph of the “Background,” please clarify whether AthenaInvest has been the Fund’s sub-adviser since the Fund’s inception. Also, please explain why there was a lapse in AthenaInvest’s day-to-day management of the Fund from May 2016 to August 2016. Supplementally, please explain if Princeton is at all affiliated with the Fund or AthenaInvest.

Response: Princeton is not affiliated with AthenaInvest and is not otherwise affiliated with the Fund other than in its role as its adviser.

The disclosure has been revised as follows:

Prior to January 15, 2021, Athena served as the Fund’s sub-adviser since October 2016 and, in its sub-advisory role, was responsible for managing the Fund’s investment portfolio on a day-to-day basis since the Fund’s inception in May 2015 except from May 2016 until August 2016 when Princeton was responsible for the management of the Fund’s investment portfolio. As a result of the termination of the subadvisory agreement between Athena and Princeton with respect to the Fund due to a change in the control of Athena in May 2016, Athena did not serve as the Fund’s subadviser from May 2016 until August 2016 when a new subadvisory agreement was approved.

Comment 4: Please revise the statement referring to a rolling fee basis to state, if true, that the Fund may only make repayments to the adviser if such repayment will not cause the Fund’s expense ratio (after retainer is taken into account) to exceed the expense cap in place at the time such amounts are waived. Please supplement with confirmation that AthenaInvest cannot recoup any fees waived by Princeton, unless Princeton becomes sub-adviser, and that any recoupment will be paid directly to Princeton if the Board determines that recoupment is appropriate.

Response: The Registrant confirms that AthenaInvest will not be able to recoup any fees waived or reimbursed by Princeton.

The disclosure has been revised as follows:

Jaea Hahn January 21, 2021 Page 3

       Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fiscal year end in which the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits in place at the time such amounts are waived and the expense limits at the time of recoupment.

Comment 5: In the discussion of the Evaluation by the Board of Trustees, please disclose whether the Board considered any factors that weighed against the approval of the New Advisory Agreement.

Response: The Registrant states that the Board considered many factors when it approved the New Advisory Agreement, none of which could be characterized as weighing against approval of the agreement. Accordingly, there are no additional factors to disclose in the Proxy Statement.

Comment 6: In the discussion of fees and expenses, please explain Broadridge’s relationship with the Fund.

Response: The Registrant respectfully declines to revise the existing disclosure and notes that Broadridge provides fund peer group information that is utilized by the Board for the purposes of its advisory and subadvisory agreement consideration process.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/Andrew Davalla

Andrew Davalla